United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer
Date : October 18, 2004

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES CONSENT
SOLICITATION BY CHIPPAC, INC. IN RESPECT OF
CHIPPAC’S 2.5% CONVERTIBLE SUBORDINATED NOTES DUE 2008

Singapore and United States — October 18, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly) announced today that its wholly owned subsidiary ChipPAC, Inc. (“ChipPAC”) is soliciting consents from holders of ChipPAC’s 2.5% Convertible Subordinated Notes due 2008 (the “Notes”) to amend certain provisions of the indenture pursuant to which the Notes were issued. The consent solicitation will expire at 5:00 p.m., New York City time, on Monday, November 1, 2004, unless extended by ChipPAC (as extended, the “Expiration Time”).

The purpose of the consent solicitation is to obtain the requisite consents of the holders of Notes to amend the indenture to replace ChipPAC’s obligation to file with the Securities and Exchange Commission (“SEC”) annual reports and such other information, documents and reports specified in Sections 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such reports, with the SEC as are applicable to a foreign corporation.

If consents from at least a majority of the outstanding principal amount of the Notes are received and the supplemental indenture effecting the amendment is executed, ChipPAC will pay to holders of record as of the record date who delivered consents on or prior to the Expiration Time a fee of $2.50 for each $1,000 principal amount of Notes to which such consents relate. The record date of the consent solicitation is 5:00 p.m., New York City time, on Friday, October 15, 2004. ChipPAC will pay this fee as soon as practicable following the Expiration Time. ChipPAC may terminate or amend the consent solicitation at any time prior to the Expiration Time.

On October 11, 2004, STATS ChipPAC agreed to guarantee the Notes on a subordinated basis. Standard & Poor’s announced today that it had raised its ratings on the Notes to “BB-” from “B-.”

Deutsche Bank Securities Inc. is acting as Solicitation Agent in connection with the consent solicitation. Questions regarding details of the solicitation should be directed to Deutsche Bank Securities Inc., attention: Jenny Lie, at (866) 627-0391 (US toll-free) or (212) 250-2955 (collect).

The detailed terms and conditions of the consent solicitation are contained in the Consent Solicitation Statement dated October 18, 2004. Holders of Notes can obtain copies of the Consent Solicitation Statement and related materials from the information agent for the consent solicitation, Global Bondholder Services Corp. at (866) 470-4300 (toll free) or (212) 430-3774 (collect for banks and brokers).

This press release does not constitute a solicitation of consents with respect to any of the Notes. The consent solicitation is being made solely pursuant to the Consent Solicitation Statement and related materials.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are located in the Netherlands, China, Singapore, Japan, Taiwan, Korea, Malaysia and the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Singapore Contacts :

Elaine Ang
Manager, Investor Relations / Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : Elaine.Ang@STATSChipPAC.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : Drew.Davies@STATSChipPAC.com	email : Lisa.Lavin@STATSChipPAC.com

The Ruth Group	The Ruth Group
David Pasquale – Executive Vice President	Andrew Rodriguez
Tel : (646) 536 7006	Tel : (646) 536 7032
email : dpasquale@theruthgroup.com	email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059